Kenneth J. Kay Senior Executive Vice President Chief Financial Officer CB Richard Ellis Group, Inc.	100 N. Sepulveda Boulevard Suite 1050 El Segundo, CA 90245 310 606 4706 Tel 310 606 4701 Fax kenneth.kay@cbre.com www.cbre.com

June 15, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda van Doorn

Re:	CB Richard Ellis Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 1-32205

Dear Ms. van Doorn:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) in the letter dated June 1, 2006, addressed to Kenneth J. Kay, Chief Financial Officer of the Company. Set forth below are the Staff’s comment and Company’s response.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, page 42

1.	We note that the Company has not included EBITDA on a segment basis in Note 20 to the financial statements and therefore the guidance in question 18 of the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures is not applicable. If the Company continues to report EBITDA on a segment basis the Non-GAAP performance measure should be reconciled to net income as discussed in question 15 of the FAQ.

Company Response

The Company respectfully submits to the Staff that if it elects to continue to report EBITDA on a segment basis, it will reconcile it to net income in its future filings. If the Company determines that it is impractical to reconcile EBITDA to net income by segment, the Company will cease reporting EBITDA on a segment basis.

In the event you have any additional questions, please contact me directly at (310) 606-4700.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Chief Financial Officer